FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 19, 2002

Commission File Number: 000-30932

REGUS PLC
(Translation of registrant's name into English)

3000 Hillswood Drive
Chertsey KT16 0RS
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3: 82 - ____________

REGUS PLC

INDEX TO EXHIBITS

Item
1.	Notification of Major Interests in Shares (8)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2002

REGUS PLC.

By: /s/ Stephen Stamp Name: Stephen Stamp Title: Group Finance Director

Item 1.

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings           Regus plc

On 28 November 2002 we received notification in accordance with the Companies Act of the following:

AXA S.A. (“AXA”) and its subsidiaries have an interest in 18,935,500 shares of Regus plc, being 3.25% of the issued share capital of Regus plc. This holding is represented by a beneficial interest of 16,414,134 shares (2.82%) and a non-beneficial interest of 2,521,366 (0.43%).

The shares are registered as follows:

Registered holder	Number of shares
AXA UK Investment Co	1,918,000
Sun Life Assurance Society plc	6,836,056
Sun Life Pensions Management Ltd	17,470
Sun Life Pensions Management Ltd	71,830
AXA Financial, Inc	603,366
AXA Sun Life plc	9,488,778

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Adviser
Telephone: 01932 895138

Date of notification: 29 November 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                 Regus plc

On 3 December 2002 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe (“Cantor”) has acquired an interest in 17,450,000 shares of Regus plc, being 3.00% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Advisor
Telephone: 01932 895138

Date of notification: 4 December 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                 Regus plc

On 5 December 2002 we received notification in accordance with the Companies Act of the following:

Indigo Capital, LLC (“Indigo”) have acquired an interest in a further 5,500,000 shares of Regus plc resulting in a total holding of 30,000,000 shares, being 5.15% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Advisor
Telephone: 01932 895138

Date of notification: 6 December 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                 Regus plc

On 6 December 2002 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe (“Cantor”) has acquired an interest in a further 10,250,000 shares of Regus plc, making a total holding of 27,700,000 being 4.76% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Advisor
Telephone: 01932 895138

Date of notification: 6 December 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                 Regus plc

On 9 December 2002 we received notification in accordance with the Companies Act of the following:

Indigo Capital, LLC (“Indigo”) have acquired an interest in a further 6,200,000 shares of Regus plc resulting in a total holding of 36,500,000 shares, being 6.27% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Adviser
Telephone: 01932 895138

Date of notification: 9 December 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                 Regus plc

On 10 December 2002 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe (“Cantor”) has acquired an interest in a further 1,950,000 shares of Regus plc, making a total holding of 29,650,000 being 5.09% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Adviser
Telephone: 01932 895138

Date of notification: 11 December 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                 Regus plc

On 13 December 2002 we received notification in accordance with the Companies Act of the following:

Indigo Capital, LLC (“Indigo”) have acquired an interest in a further 4,500,000 shares of Regus plc resulting in a total holding of 41,000,000 shares, being 7.04% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Adviser
Telephone: 01932 895138

Date of notification: 13 December 2002

NOTIFICATION OF MAJOR INTERESTS IN SHARES

LETTER TO COMPANY ANNOUNCEMENTS OFFICE

Substantial Shareholdings                 Regus plc

On 16 December 2002 we received notification in accordance with the Companies Act of the following:

Cantor Fitzgerald Europe (“Cantor”) has acquired an interest in a further 9,300,000 shares of Regus plc, making a total holding of 38,950,000 being 6.69% of the issued share capital of Regus plc.

Notes:

The total issued share capital of Regus plc is 582,193,517 Ordinary Shares of 5 pence each.

Name of contact and telephone number for queries

Stephen Jolly
Group Communications Adviser
Telephone: 01932 895138

Date of notification: 16 December 2002

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995. The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This Form 6-K may contain certain forward-looking statements. Actual operational and financial results may differ materially from the Company’s expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include: the impact of heightened competition, changes in the Company’s strategic alliances, a decline in the U.S. or world economy, acceptance of and demand for serviced offices, changes in the structure of the property industry, changes in work practices, changes in exchange rates, changes in the political, regulatory or fiscal regime in Regus’s area of activity and general economic conditions in the countries in which Regus operates. For a discussion of these and other factors which may have a material impact upon Regus’s financial condition, results of operation and liquidity, see “Risk Factors” and “Operating Results” of the Company’s Annual Report on Form 20-F.